One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309-3424

404-881-7000 | Fax: 404-881-7777

Mark C. Kanaly	Direct Dial: 404-881-7975	Email: mark.kanaly@alston.com

May 11, 2017

VIA EDGAR AND E-MAIL

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, D.C. 20549 Attention: David Lin

Re:	Southern National Bancorp of Virginia, Inc. (the “Company”) Registration Statement on Form S-4 (File No. 333-217163), as amended (the “Registration Statement”)

Dear Mr. Lin:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), on behalf of the Company, we hereby request that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement, as amended, effective under the Securities Act at 3:30 p.m., Eastern Time, on Thursday, May 11, 2017, or as soon thereafter as practicable. We also request that the Commission specifically confirm such effective date and time to us in writing.

In connection with the Company’s request for acceleration of the effective date of the above-referenced Registration Statement, we, on behalf of the Company, hereby acknowledge the following: (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Sincerely,

ALSTON & BIRD LLP

By:	/s/ Mark C. Kanaly
Mark C. Kanaly

Alston & Bird LLP	www.alston.com

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